UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission File Number 001 – 32205

A.            Full title of the plan and the address of the plan, if different from that of the issuer named below:

CB RICHARD ELLIS 401 (k) PLAN

B.            Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

CB Richard Ellis Group, Inc.

11150 Santa Monica Boulevard, Suite 1600

Los Angeles, California 90025

REQUIRED INFORMATION

The Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007, the Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2008 and the related notes to these financial statements, together with the Reports of Independent Registered Public Accounting Firms and the Consents of Independent Registered Public Accounting Firms, are attached and filed herewith.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CB RICHARD ELLIS 401(k) PLAN

Date: June 29, 2009	/s/ ROBERT E. SULENTIC
Robert E. Sulentic
Chief Financial Officer (principal financial officer)

Date: June 29, 2009	/s/ GIL BOROK
Gil Borok
Chief Accounting Officer (principal accounting officer)

CB RICHARD ELLIS 401(k) PLAN

Page

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS	1-2

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	4

Notes to Financial Statements	5–11

SUPPLEMENTAL SCHEDULE—Form 5500, Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year) as of December 31, 2008	12

NOTE:

All other supplemental schedules have been omitted because they are not applicable or are not required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended.

EXHIBITS

Exhibit 23—Consent of KPMG LLP and Consent of Deloitte & Touche LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the CB Richard Ellis 401(k) Plan (the “Plan”) as of December 31, 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This schedule is the responsibility of the Plan’s management.  Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Los Angeles, CA

June 26, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrative Committee of and Participants in the
CB Richard Ellis 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of the CB Richard Ellis 401(k) Plan (the “Plan”) as of December 31, 2007.  This financial statement is the responsibility of the Plan’s management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

/s/ DELOITTE & TOUCHE LLP

Los Angeles, CA

June 26, 2008

CB RICHARD ELLIS 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS:
Participant-directed investments - at fair value	$577,508,470	$779,347,447
Participant loans	6,956,349	6,519,626

Receivables:
Employer contributions	29,763	67,435
Employee contributions	187,210	416,192
Accrued investment income	—	268

Total receivables	216,973	483,895

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	584,681,792	786,350,968

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	1,067,955	(521,182)

NET ASSETS AVAILABLE FOR BENEFITS	$585,749,747	$785,829,786

See accompanying notes to the financial statements.

CB RICHARD ELLIS 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEAR ENDED DECEMBER 31, 2008

CHANGES IN NET ASSETS ATTRIBUTABLE TO
Contributions:
Employee deferral contributions	$78,456,356
Rollover contributions	6,851,347
Employer contributions	11,636,548

Total contributions	96,944,251

Investment (loss) income:
Net depreciation in fair value of investments	(256,345,964)
Interest income	3,643,217
Dividend income	19,504,661

Net investment loss	(233,198,086)

Deductions:
Benefits paid to participants	68,620,287
Administrative expenses	22,470

Total deductions	68,642,757

NET DECREASE IN NET ASSETS BEFORE TRANSFER-IN	(204,896,592)

TRANSFER-IN FROM CBRE PITTSBURGH 401(k) PLAN	4,816,553

NET DECREASE IN NET ASSETS	(200,080,039)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	785,829,786

End of year	$585,749,747

See accompanying notes to the financial statements.

CB RICHARD ELLIS 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2008 AND 2007 AND FOR THE YEAR ENDED DECEMBER 31, 2008

1.                      DESCRIPTION OF PLAN

The following description of the CB Richard Ellis 401(k) Plan (the “Plan”), which is sponsored by CB Richard Ellis Group, Inc. (together with its subsidiaries, “CB” or the “Company”), provides only general information. Participants should refer to the Plan document and related amendments for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution savings plan, which provides retirement benefits for eligible employees of the Company who elect to participate. The Plan became effective on April 19, 1989 and generally covers all employees of the Company who have performed at least one hour of service. Most of the Company’s non-union U.S. employees, other than qualified real estate agents having the status of independent contractors under section 3508 of the Internal Revenue Code (“IRC”), are eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

On January 31, 2008, the Company completed its acquisition of CB Richard Ellis/Pittsburgh, LP (“CBRE Pittsburgh”).  In connection with this acquisition, the Company assumed CBRE Pittsburgh’s CB Richard Ellis 401(k) and Profit Sharing Plan (the “Pittsburgh Plan”).  The Pittsburgh Plan was a defined contribution savings plan, which provided the opportunity for pretax contributions by employees of CBRE Pittsburgh.  Assets in the Pittsburgh Plan in the amount of $4,816,553 were transferred into the Plan on July 23, 2008.

Administration—The Plan is administered by the Administrative Committee (the “Committee”) as appointed by the Chief Executive Officer (“CEO”) of the Company. The Committee has been given all powers necessary to carry out its duties, including, but not limited to, the power to administer and interpret the Plan, monitor the performance of the Plan investment funds and make recommendations to the CEO for Plan or vendor changes.

Trustee, Custodian and Fund Manager of Investments—The Vanguard Fiduciary Trust Company (“Vanguard”), together with its affiliates, serves as trustee and custodian for all of the Plan’s investments with the exception of the life insurance policies (see Note 5).  Great-West Life & Annuity Insurance Company (“Great-West”) serves as record-keeper and custodian of the life insurance policies.

Employee Contributions—Participants in the Plan may elect to contribute from 1% to 75% of eligible pre-tax compensation through payroll deferrals, subject to certain IRC limitations. The percentage of eligible compensation for contributions of highly compensated employees may be limited by the Committee and the IRC. Participants may invest up to 25% of their plan accounts in the CB Richard Ellis Group, Inc. Stock Fund (the “Parent Stock Fund”).  Participants are allowed to contribute to the Plan amounts distributed from other tax-qualified plans.

Employer Contributions—The Plan allows discretionary matching contributions to the Plan in such amounts as determined by the Company’s management or Board of Directors, as appropriate. For the year ended December 31, 2008, the Company’s match contribution was equal to 50% of the amount of participants’ elected salary deferrals up to 3% of the annual compensation paid to such participants during the Plan year (eligible compensation is limited to $150,000 annually).

Participant Accounts—Each participant’s account is credited with the participant’s contributions, an allocation of Company contributions, and investment earnings or losses thereon. Allocations of earnings are based on participant account balances in an investment. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting— Effective January 1, 2007, participants are immediately vested in all voluntary contributions, participant rollover contributions from other qualified plans and earnings thereon, as well as the Company matching contributions in participants’ accounts as of December 31, 2006.  Company matching contributions made after December 31, 2006 and matching contributions made to the Trammell Crow Company 401(k) Plan (which merged with the Plan on July 1, 2007, subsequent to the acquisition of Trammell Crow Company), vest 20% after each year of service with the Company and become fully vested after five years of service, as defined by the Plan. In addition, participants become fully vested in Company matching contributions upon reaching age 65, permanent disability or death while employed by the Company, except in the case of  participants with amounts transferred from the Trammell Company 401(k) Plan who become 100% vested upon reaching age 55, regardless of years of service.  Upon termination of employment with the Company, participants forfeit any portion of Company contributions that have not yet vested.

Forfeited Accounts—At December 31, 2008 and 2007, forfeited nonvested accounts totaled $69,342 and $1,270,831, respectively. These accounts are used to pay expenses of the Plan or to reduce future Company contributions. During the year ended December 31, 2008, $632,512 of nonvested accounts were forfeited, and employer contributions were reduced by $1,834,001.

Payment of Benefits and Withdrawals—Participants are entitled to the balance of their accounts upon retirement, termination of employment, disability or death. The Plan also provides for withdrawals due to hardship, subject to certain limitations. All distributions are made in a single lump-sum cash payment equal to the balance of the participants’ or beneficiaries’ accounts.

Loans to Participants—Participants may elect to borrow from their accounts up to a maximum of $50,000, not to exceed 50% of their account balance. Loan transactions are treated as transfers between the investment fund and the loan fund. Participant loans are to be repaid through payroll deductions over a period not to exceed three years, except in the case of certain Insignia plan loans that rolled into the Plan from the Insignia Financial Group 401(k) Retirement Savings Plan in 2004 pursuant to a Plan amendment. The loans are secured by the balance in the participant’s account and bear interest at a rate as determined by the Committee. Outstanding loans at December 31, 2008 have interest rates ranging from 4.0% to 10.25% and mature on various dates from January 2009 through December 2011.

Reclassification — Certain 2007 amounts have been reclassified to conform to the 2008 financial statement presentation.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared under the accrual basis of accounting.

Investment Valuation and Income Recognition— As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan’s investments are stated at fair value. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Life insurance policies are valued at cash surrender value. The Vanguard Retirement Savings Trust is a common/collective trust that is valued by Vanguard based on the unit values of the funds.  Unit values are determined by dividing the fund’s net assets, which represents the fair market value of the underlying investments, by its units outstanding at the valuation dates. This common/collective trust has underlying investments in investment contracts which are valued at estimated fair market value of the underlying investments and then adjusted by Vanguard to contract value.

The Vanguard Retirement Savings Trust invests principally in guaranteed interest contracts (“GICs”) issued by insurance companies, investment contracts issued by banks, synthetic investment contracts (“SICs”) issued by banks, insurance companies, and other issuers, and securities supporting such SICs, and other similar instruments which are intended to maintain a constant net asset value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

Participant loans are carried at amortized cost.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Parent Stock Fund is a unitized stock fund which includes shares of the Company’s common stock, which is valued at quoted market price, and may also include interest-earning cash for pending transactions and accruals for income earned and benefits payable. The value of the Parent Stock Fund was $4.32 and $21.55 per share as of December 31, 2008 and 2007, respectively, which represented the quoted market price of CB Richard Ellis Group, Inc. common stock as of those dates.

Net depreciation in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties—The Plan utilizes various investment securities, including mutual funds, common/collective trusts and common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements and accompanying notes.

The Plan invests through mutual funds in the securities of foreign companies, which involve special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, potentially less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many foreign companies and their markets may be less liquid and their prices more volatile than those of securities of comparable U.S. companies.

Payment of Benefits—Benefits are recorded when paid.

3.       FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Plan adopted the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  SFAS No. 157 established a three-level fair value hierarchy that prioritizes the inputs used to measure fair value. This hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The three levels of inputs used to measure fair value are as follows:

•                  Level 1 - Quoted prices in active markets for identical assets and liabilities.

•                  Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•                  Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.  This includes certain pricing models, discounted cash flow methodologies and similar techniques that use unobservable inputs.

The following table sets forth a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measured and Recorded Using
	Level 1	Level 2	Level 3	Total
Mutual funds	490,559,007	—	—	490,559,007
CB Richard Ellis Group Inc. common stock	4,591,375	—	—	4,591,375
Common/collective trust	—	81,690,068	—	81,690,068
Life insurance policies	—	668,020	—	668,020
Total	$495,150,382	$82,358,088	$—	$577,508,470

4.                    INVESTMENTS

The following investments as of December 31, 2008 and 2007 represent 5% or more of the Plan’s net assets available for benefits:

	2008		2007
Vanguard Retirement Savings Trust (at contract value)	$82,758,023		$68,359,301
Vanguard 500 Index Fund	75,227,425		127,645,215
Vanguard Prime Money Market Fund	51,463,924		40,946,342
Vanguard Wellington Fund	48,058,625		67,190,154
Vanguard Windsor II Fund	38,509,235		68,141,832
Vanguard Total Bond Market Index Fund	31,496,358		21,988,785	**
Vanguard PRIMECAP Fund	30,415,477		46,219,510
Vanguard International Growth Fund	27,892,997	*	52,879,703
Vanguard Global Equity Fund	24,852,191	*	50,427,381
Calamos Growth Fund A Class	—	*	41,954,706

*                 This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2008. Included for comparative purposes.

**          This investment did not represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2007. Included for comparative purposes.

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) (depreciated) appreciated in value as follows:

Mutual funds	$(245,805,082)
CB Richard Ellis Group, Inc. Stock Fund	(10,541,474)
Life insurance policies	592
Net depreciation of investments	$(256,345,964)

Interest income	$3,643,217
Dividend income	$19,504,661

Due to the short term nature of employer and employee contributions receivable, their fair value approximates their carrying value. In addition, participant loans, which are carried at amortized cost, approximate fair value at December 31, 2008.

5.       LIFE INSURANCE POLICIES

Participants who had previously owned a life insurance policy through the Trammell Crow Company 401(k) Plan could elect to transfer the policy to the Plan.  These policies are owned by appointed trustees, employees of the Company, for the benefit of the participants insured.  These policies are in a paid-up status, and may be distributed or canceled at the participant’s direction.  Premiums, if any, increase the value of the specific insured’s insurance policy.  Upon distribution of a participant’s total vested account balance, the policy must also be distributed to the participant.  These contracts are fully allocated to the insured participant’s rollover account.  Therefore, these contracts are included at cash surrender value with Plan assets in the accompanying financial statements.  These policies had a face value of $5,700,000 and $6,700,000 as of December 31, 2008 and 2007, respectively.

6.       EXEMPT PARTY-IN INTEREST TRANSACTIONS

Certain of the Plan’s investments are shares of mutual funds or common/collective trusts managed by The Vanguard Group, an affiliate of Vanguard. In addition, certain of the Plan’s investments are shares of common stock of CB Richard Ellis Group, Inc. Vanguard is the trustee and custodian of the Plan and CB

Richard Ellis Services, Inc., a subsidiary of the Company, is the plan sponsor, as defined by the Plan, and therefore, these transactions qualify as exempt party-in-interest transactions.

The Parent Stock Fund held 1,062,818 and 479,162 shares of common stock of CB Richard Ellis Group, Inc., the sponsoring employer, with a cost basis of $13,373,111 and $9,427,306, as of December 31, 2008 and 2007, respectively.  During the year ended December 31, 2008, the Plan did not earn any dividend income related to the investment in the Parent Stock Fund.

7.                      ADMINISTRATIVE EXPENSES

Expenses incurred by the Plan for accounting and administration are paid by the Company. Certain transaction and investment expenses are paid by the Plan.

8.                      TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated August 28, 2007, that the Plan and related trust were designed in accordance with applicable regulations of the IRC. The Plan has been amended since receiving the determination letter, however the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

9.                    PLAN TERMINATION

The Company has the right under the Plan to discontinue its contributions at any time and although it has not expressed any intent to do so, to terminate the Plan, subject to the provisions of ERISA.

10.               RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits as of December 31, 2008 and 2007, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

	2008	2007

Net assets available for benefits per the financial statements	$585,749,747	$785,829,786
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,067,955)	521,182
Participant loans in default - deemed distributions	(191,187)	(170,537)

Net assets available for benefits per the Form 5500	$584,490,605	$786,180,431

The following is a reconciliation of the net increase in net assets available for benefits for the year ended December 31, 2008, as reported in the financial statements to Schedule H on the Plan’s Form 5500:

2008

Net decrease in assets before transfer-in per the financial statements	$(204,896,592)
Participant loans in default - deemed distributions - current year	(20,650)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2007	(521,182)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts as of December 31, 2008	(1,067,955)

Net decrease in assets before transfer-in per Form 5500	$(206,506,379)

11. SUBSEQUENT EVENT

Effective January 1, 2009, the Company suspended the discretionary employer match for the 2009 Plan year.

*****

SUPPLEMENTAL SCHEDULE

CB RICHARD ELLIS 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2008

		(c)
	(b)	Description of Investment,		(e)
	Identity of Issue, Borrower,	Including Maturity Date, Rate of Interest,	(d)	Current
(a)	Lessor, or Similar Party	Collateral, Par, or Maturity Value	Cost	Value
*	The Vanguard Group	Vanguard 500 Index Fund	**	$75,227,425
*	The Vanguard Group	Vanguard Prime Money Market Fund	**	51,463,924
*	The Vanguard Group	Vanguard Wellington Fund	**	48,058,625
*	The Vanguard Group	Vanguard Windsor II Fund	**	38,509,235
*	The Vanguard Group	Vanguard Total Bond Market Index Fund	**	31,496,358
*	The Vanguard Group	Vanguard PRIMECAP Fund	**	30,415,477
*	The Vanguard Group	Vanguard International Growth Fund	**	27,892,997
*	The Vanguard Group	Vanguard Target Retirement 2025 Fund	**	25,639,296
*	The Vanguard Group	Vanguard Global Equity Fund	**	24,852,191
*	The Vanguard Group	Vanguard Morgan Growth Fund	**	20,788,456
	Morgan Stanley	Morgan Stanley Institutional Fund Trust Midcap Growth	**	20,295,962
*	The Vanguard Group	Vanguard Target Retirement 2015 Fund	**	17,242,283
*	The Vanguard Group	Vanguard Target Retirement 2035 Fund	**	16,492,098
	JP Morgan	JP Morgan MidCap Value Fund	**	14,199,073
	American Aadvantage	American Beacon Small Cap Value Fund	**	12,995,324
	Dodge & Cox	Dodge & Cox Income Fund	**	10,281,193
*	The Vanguard Group	Vanguard Target Retirement 2045 Fund	**	8,221,453
	Wells Fargo	Wells Fargo Advantage Small Cap Growth Fund	**	5,747,670
*	The Vanguard Group	Vanguard Target Retirement 2005 Fund	**	3,172,274
*	The Vanguard Group	Vanguard Target Retirement Income Fund	**	2,493,599
*	The Vanguard Group	Vanguard Target Retirement 2020 Fund	**	2,026,087
*	The Vanguard Group	Vanguard Target Retirement 2030 Fund	**	1,270,619
*	The Vanguard Group	Vanguard Target Retirement 2010 Fund	**	1,186,660
*	The Vanguard Group	Vanguard Target Retirement 2040 Fund	**	321,660
*	The Vanguard Group	Vanguard Target Retirement 2050 Fund	**	269,068
	Total Mutual Funds			490,559,007
*	The Vanguard Group	Vanguard Retirement Savings Trust Common/Collective Trust	**	81,690,068
*	CB Richard Ellis Group, Inc.	CB Richard Ellis Group, Inc. Stock Fund Common Stock	**	4,591,375
	Great-West Life & Annuity Insurance Company	Life insurance policies	**	668,020
*	Participant loans	Interest rates of 4% to 10.25% (Maturity Dates from January 2009 to December 2011)	**	6,956,349
	Total investments			$584,464,819

*                               Exempt party-in-interest

**                        Cost information is not required for participant-directed investments and therefore is not included